No. 22-22255

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM T-3/A

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                        Scott Cable Communications, Inc.
                        --------------------------------
                               (Name of applicant)

               Four Landmark Square, Suite 302, Stamford CT 06901
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                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          Title of Class                                               Amount
          --------------                                               ------
16% Junior Subordinated Pay-in-Kind                                  $38,925,797
      Notes due July 18, 2002

          Approximate date of proposed public offering: Not Applicable

                     Name and address of agent for service:

                               Bruce A. Armstrong
                      President and Chief Executive Officer
                        Scott Cable Communications, Inc.
                         Four Landmark Square, Suite 302
                               Stamford, CT 06901
                                 (203) 323-1100

                                 with copies to:

                             Stanley E. Bloch, Esq.
                             Baer Marks & Upham LLP
                                805 Third Avenue
                               New York, NY 10022
                                 (212) 702-5700

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      The Form T-3 of Scott Cable Communications, Inc. is hereby amended by including a revised Exhibit T3C hereto.


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                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, Scott Cable Communications, Inc., a corporation organized and existing under the laws of Texas (the "applicant"), has duly caused this amendment to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Stamford, and State of Connecticut, on the 11th day of March, 1997.

                                    SCOTT CABLE COMMUNICATIONS, INC.


                                    By:  /s/ Bruce A. Armstrong
                                         -------------------------------------
                                         Bruce A. Armstrong
                                         President and Chief Executive Officer

(SEAL)

Attest:  /s/ John M. Flanagan, Jr.
         ----------------------------
         John M. Flanagan, Jr.
         Senior Vice President and
           Chief Financial Officer


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                                    EXHIBITS

Exhibit T3C.   Indenture, dated as of December 18, 1996, between Scott Cable
               Communications, Inc., as Issuer, and Fleet National Bank, as
               Trustee, with respect to the 16% Junior Subordinated Pay-in-Kind
               Notes due July 18, 2002.